UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Grindrod Shipping Holdings Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number)

Edward David Christopher Buttery
Taylor Maritime Investments Limited
Sarnia House
Le Truchot
St Peter Port
Guernsey
GY1 1GR
+44 1481 737600

With a copy to:

Ted Kamman
Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 318-3140
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 25, 2022**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** See “Explanatory Note” below.

1	NAMES OF REPORTING PERSONS
Good Falkirk (MI) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, AF, WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,925,023

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
4,925,023

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,925,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV, CO

(1)
Based on 18,996,493 ordinary shares, no par value, outstanding as of August 17, 2022, as reflected in the Form 6-K filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on August 17, 2022.

1	NAMES OF REPORTING PERSONS
Taylor Maritime Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, AF, WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,925,023

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
4,925,023

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,925,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV, CO

(1)
Based on 18,996,493 ordinary shares, no par value, outstanding as of August 17, 2022, as reflected in the Form 6-K filed by Grindrod Shipping Holdings Ltd. with the U.S. Securities and Exchange Commission on August 17, 2022.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 2021 (as amended and supplemented, the “Schedule 13D”), is being filed on behalf of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“Taylor Maritime”), and Good Falkirk (MI) Limited, a Marshall Islands company and wholly-owned subsidiary of Taylor Maritime (“Good Falkirk” and, together with Taylor Maritime, the “Reporting Persons”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Grindrod Shipping Holdings Ltd., a corporation incorporated in accordance with the laws of the Republic of Singapore (the “Issuer”).

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. Capitalized terms in this Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended and restated as follows:

On August 25, 2022, Taylor Maritime delivered a non-binding indicative offer proposal to the board of directors (the “Board”) of the Issuer (the “Offer Letter”), pursuant to which Taylor Maritime proposed to acquire 100% of the Issuer’s shares that Taylor Maritime or its affiliates and subsidiaries do not already own, for an aggregate cash consideration of US$26.00 per share, by means of a tender offer, at a cash purchase price of US$21.00 per share to be paid in conjunction with a special dividend from the Issuer of US$5.00 per share (the “Proposed Transaction”).  In connection with the Proposed Transaction, the Reporting Persons will seek to obtain access to, and review, due diligence materials from the Issuer pursuant to a confidentiality agreement with the Issuer and conduct exclusive discussions with the Issuer regarding the terms of the Proposed Transaction.

Taylor Maritime and the Issuer have entered into a non-disclosure agreement, dated as of August 24, 2022 (the “Confidentiality Agreement”), in connection with the Proposed Transaction.  In addition to provisions regarding the obligations of the parties to keep confidential non-public information exchanged by the parties, the Confidentiality Agreement includes a standstill provision (the “Standstill Provision”) which, subject to exceptions, restricts Taylor Maritime, its affiliates or associates, and their respective representatives from acquiring ownership of any securities or debt instruments of the Issuer, seeking to enter into any agreement, arrangement or understanding with respect to a business combination or other similar transaction involving the Issuer or engaging in certain other actions relating to the possible acquisition or control of the Issuer, for a period that generally lasts for 6 months from the date of the Confidentiality Agreement.

Taylor Maritime and the Issuer have further entered into an letter agreement, dated as of August 25, 2022 (the “Exclusivity Agreement”), pursuant to which Taylor Maritime has been granted a period of exclusivity by the Issuer to negotiate the Proposed Transaction.

The foregoing summary of (i) the Offer Letter, (ii) the Confidentiality Agreement, and (iii) the Exclusivity Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the Offer Letter, the Confidentiality Agreement, and the Exclusivity Agreement, copies of which are attached hereto as Exhibits 99.2 through 99.4 and are incorporated by reference herein. The Proposed Transaction may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present Board of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the NASDAQ Global Select Market, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons may determine to accelerate or terminate discussions with the Issuer with respect to the Proposed Transaction, withdraw the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice.  The Reporting Persons and their affiliates may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposed Transaction, including, without limitation, (i) engaging in discussions with other shareholders, potential sources of financing, advisors, and other relevant parties, and (ii) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings as may be appropriate in connection with the Proposed Transaction.

There can be no assurance as to the outcome of any discussions related to the Proposed Transaction or that the Proposed Transaction will be consummated.  The consummation of the Proposed Transaction is subject to a number of contingencies that are beyond the control of the Reporting Persons, including the satisfactory completion of due diligence, finalization of funding arrangements, regulatory approvals, assistance from the Issuer’s Board and the satisfaction of any conditions to the consummation of a transaction set forth in any definitive offer document.  Except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Reporting Persons have made a definitive offer to effect any such Transaction.

Other than as set forth above and in the Offer Letter, the Confidentiality Agreement, and the Exclusivity Agreement, none of the Reporting Persons nor (to the knowledge of the Reporting Persons) any person set forth on Appendix A-1 or Appendix A-2, as amended, has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a) to (j) of Item 4 of Schedule 13D (except as described herein or such as would occur upon or in connection with the completion of, or following, any of the actions described herein), although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose, and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the outcome of any discussions referenced in this Schedule 13D, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, the Reporting Persons may, from time to time, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation: (i) engaging in communications with members of the Issuer’s Board, members of the Issuer’s management, and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial, or governance matters or otherwise work with management and the Issuer’s Board to identify, evaluate, structure, negotiate, execute, or otherwise facilitate a business combination with the Issuer; (ii) subject to the Standstill Provision, acquiring additional Ordinary Shares and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares (collectively, “Securities”) in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; or (iv) engaging in any hedging or similar transactions with respect to the Securities. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b)	The information contained in lines 7 to 11 and 13 of the cover pages of this Amendment is incorporated herein by reference.

(c)
Except for the transactions described elsewhere in this Amendment, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth on Appendix A-1 or Appendix A-2, as amended, has engaged in any transaction during the past 60 days involving the Ordinary Shares.

(d)
To the knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.2	Offer Letter, dated August 25, 2022.
Exhibit 99.3	Confidentiality Agreement, dated August 24, 2022.
Exhibit 99.4	Exclusivity Agreement, dated August 25, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated: August 29, 2022

TAYLOR MARITIME INVESTMENTS LIMITED

	By:	/s/ Sandra Platts
Name: Sandra Platts
Title: Director

GOOD FALKIRK (MI) LIMITED

	By:	/s/ Sandra Platts
Name: Sandra Platts
Title: Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited